                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MAY, 2002


                                   CAMTEK LTD.
                 (Translation of Registrant's Name into English)


           INDUSTRIAL ZONE, P.O. BOX 631, MIGDAL HAEMEK 10556, ISRAEL
                    (Address of Principal Corporate Offices)




Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.   Form 20-F [X]    Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of
1934.            Yes [  ]          No [X]

                  Attached hereto as Exhibit (99.1) is a press release of the registrant, dated as of May 7, 2002, announcing the registrant's financial results for the quarter ended March 31, 2002.

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CAMTEK LTD.
                                          -----------
                                          (Registrant)


                                          By:  /s/ Rafi Amit
                                               -----------------
                                              Rafi Amit,
                                              CHIEF EXECUTIVE OFFICER





Dated:  May 23, 2002

                                  EXHIBIT INDEX


(99.1)   Press release dated May 7, 2002.